UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number Commission File Number 001-08519

(Check One):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CINCINNATI BELL INC.

Full Name of Registrant

N/A

Former Name, if Applicable

221 East Fourth Street
Address of Principal Executive Office (Street and Number)

Cincinnati, OH 45202

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

On February 2, 2024, Cincinnati Bell Inc., an Ohio corporation (the “Company”), CBTS Borrower, LLC, a Delaware limited liability company (“Purchaser”), and CBTS LLC, a Delaware limited liability company, (solely for certain purposes set forth in the Purchase Agreement as defined below), entered into an Equity Purchase Agreement (the “Purchase Agreement”). Pursuant to the terms and subject to the conditions set forth in the Purchase Agreement, Purchaser has agreed to acquire from the Company all of the issued and outstanding equity interests of CBTS LLC and CBTS Extended Territories LLC (the “Transaction”), which directly or indirectly hold all of the issued and outstanding equity interests in the subsidiaries of the Company that operate the Company’s IT services business and operations supporting enterprise business customers with technology solutions and services including application modernization, cybersecurity, IT consulting, cloud, unified communications, and infrastructure solutions (the “Business”). For 2023, the Business represented approximately 40% of the Company’ consolidated revenues and the majority of the IT Services and Hardware reportable segment’s revenues.

The Company is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarterly period ended March 31, 2024 by the prescribed due date without undue hardship or expense. The Company requires additional time to prepare its financial statements to be filed as a part of the Form 10-Q due to the accounting for the Business disclosed above which will be presented as held for sale and discontinued operations as of and for the period ended March 31, 2024.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Joshua T. Duckworth	(513)	397-4752
(Name)	(Area code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q for the three-month periods ending March 31, 2024 and 2023 will reflect results of operations generated by the Business as discontinued operations on the Condensed Consolidated Statement of Operations. The assets and liabilities related to the Business will be presented as held-for-sale on the Condensed Consolidated Balance Sheets as of December 31, 2023 and March 31, 2024.

Cincinnati Bell Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Joshua T. Duckworth
		Name:	Joshua T. Duckworth
		Title:	Chief Financial Officer